Western Reserve Life Assurance Co. of Ohio Administrative Office: 4333 Edgewood Road NE Cedar Rapids, Iowa 52499 Home Office: Columbus, Ohio

August 16, 2013

VIA EDGAR

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Reserve Life Assurance Co. of Ohio
Separate Account VA U
Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-108525/811-21427)

Commissioners:

Filed herewith is post-effective amendment no. 24 (the “Amendment”) to the above referenced registration statement on Form N-4 filed on behalf of Separate Account VA U (the “Registrant”) of Western Reserve Life Assurance Co. of Ohio (“WRL”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

1.	Description of Changes

The Amendment is being filed for the sole purpose of reflecting changes to fees applicable to certain riders under the WRL Freedom Premier III Variable Annuity on or after November 3, 2013.

2.	Procedural Matters

The Registrant intends to file another post-effective amendment pursuant to Rule 485(b) under the Securities Act, to (a) to include the fees, and (b) respond to any comments of the Securities and Exchange Commission (“SEC”) staff on the Amendment.

3.	Timetable for Effectiveness

Given the nature of the disclosure changes in the Amendment, we would appreciate the SEC staff’s efforts in processing the Amendment so that it may be declared effective as soon as practicable.

Insured Investments Office

U.S. Securities and Exchange Commission

August 16, 2013

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At the appropriate time, the Registrant or its counsel, Jorden Burt LLP, will orally request acceleration of the effectiveness of the Amendment pursuant to Rule 461 under the Securities Act. The Registrant and its principal underwriter has authorized me to state on its behalf that it is aware of its obligations under the Securities Act.

If you have any questions or comments with respect to the Amendment, please contact me at 319-355-8330. Thank you very much.

Western Reserve Life Assurance Co. of Ohio

By: /s/ Darin D. Smith
Darin D. Smith
Managing Assistant General Counsel

Transamerica Capital, Inc.

By: /s/ Lisa Wachendorf
Lisa Wachendorf
Assistant Vice President

cc: Michael Kosoff, Esq.